UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                                                        SEC FILE NUMBER
                              FORM 12b-25                   0-25506
                                                           CUSIP NUMBER
                      NOTIFICATION OF LATE FILING           693934101

(Check One):   Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR

     For Period Ended:   December 31, 1996

            Transition Report on Form 10-K
            Transition Report on Form 20-F
            Transition Report on Form 11-K
            Transition Report on Form 10-Q
            Transition Report on Form N-SAR
          For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veri-fied any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I   REGISTRANT INFORMATION
Full Name of Registrant:  PST VANS, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 1901 West 2100 South City, State and Zip Code: Salt Lake City, UT 84119


PART II   RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

___(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
_X_(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
___(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been negotiating with the Bank of New York (the "Bank") re-garding an amendment to the Company's revolving credit agreement with the Bank. The results of such negotiations impact the Company's disclosures in its reports and financial statements because the Company would have been in default under the credit agreement if the Company was not able to negotiate an appropriate amendment. The negotiation process also significantly limited the amount of time the Company's officers had to prepare the Form 10-K. The amendment was not finalized until March 21, 1997, which did not allow suffi-cient time before the due date to prepare/revise information for the 10-K to accurately reflect the terms of the amendment.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notifica-tion:
          Neil Vos                         (801)         975-2500
        -------------                   ------------------------------
           (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           _X_Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          _X_ Yes ___No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Company's press release dated February 3, 1997, the Company incurred net losses of $5,860,765 for the year ended December 31, 1996 as compared to net income of $383,649 for the year ended December 31, 1995. The Company also had lower revenues in 1996 as compared to 1995 ($147,418,904 in 1996 compared to $164,794,366 in 1995).

PST Vans, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date________________          By____________________________________________
                                     Neil Vos, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized represen-tative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

Intentional mis-statements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-23 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to diffi-culties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.)